Exhibit 21.1

Subsidiaries of NewStar Financial, Inc.

Company	State or Jurisdiction of Incorporation

NewStar CP Funding, LLC	Delaware

NewStar Trust 2005-1	Delaware

NewStar Warehouse Funding 2005, LLC	Delaware

NewStar Short-Term Funding, LLC	Delaware

NewStar Repo Funding, Inc.	Massachusetts

NewStar Financial California, LLC	Delaware

NewStar Commercial Loan Trust 2006-1	Delaware

NewStar Structured Finance Opportunities, LLC	Delaware